

Mail Stop 3561

July 11, 2008

<u>Via U.S. Mail</u>

John A. Hageman
Senior Vice President and Chief Legal Officer
Metals USA Holdings Corp.
One Riverway, Suite 1100
Houston, TX 77056

Re: Metals USA Holdings Corp.
     Amendment No. 1 to Registration Statement on Form S-1
     Filed on June 25, 2008
     File No. 333-150999

     Flag Intermediate Holdings Corp./Metals USA, Inc.
     Form 10-K for the fiscal year ended December 31, 2007
     Filed February 20, 2008
     Form 10-Q for Period Ended March 31, 2008
     Filed May 1, 2008
     File No. 333-132918

Dear Mr. Hageman:

    We have reviewed your responses to the comments in our letter dated June 16, 2008 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

<u>Registration Statement on Form S-1</u>

<u>General</u>

1. We note your response to prior comment no. 2 and reissue in part. Please define or explain the term "value-added" when the term first appears.

Prospectus summary, page 1

Our Company, page 1

2. We note your response to our prior comment no. 3 and revisions. Please revise to state as a belief that you serve an important function as an intermediary throughout.

3. We note your response to prior comment no. 6 and reissue. In regards to earnings growth, please balance your disclosure by disclosing net income for fiscal years ended 2006 and 2007.

Summary Historical Consolidated and Combined Financial Data, page 10

4. Refer to your response to our prior comment 19. Based upon your response, we will not object to your presentation of EBITDA in this table. However, you emphasize the use of EBITDA as a valuable liquidity measure with respect to the debt-service of the company. As a liquidity measure, we would generally expect to see this non-GAAP measure reconciled to net cash flows from operations. However, you reconcile EBITDA to net income (loss), thus indicating its use as a performance measure. Although you have indicated that EBITDA is used as a performance measure with regard to the computation of management compensation, it appears that your primary explanation of the use of this measure centers on your debt covenants in relation to your liquidity position. Please revise your disclosure of EBITDA for consistency between the explanation and the reconciliation in your use of this non-GAAP measure. That is, please either reconcile the measure to operating cash flows or, if you are required to reconcile this specific measure to net income by a covenant in your debt agreements, please clarify this fact in your accompanying disclosure.

5. Refer to your response to prior comment 20. With regard to Adjusted EBITDA, based upon your response we do not disagree with your conclusion that this measure is important to an understanding of the company's financial condition and liquidity. For that reason, we encourage you to present Adjusted EBITDA and its numerical computation in the MD&A section of the filing as part of your discussion of liquidity. This matter was contemplated, and our views set forth, in Question 10 of the FAQ regarding the use of Non-GAAP financial measures dated June 13, 2003.   We will also not object if you wish to include a narrative discussion of the importance of this measure in a footnote to your summary financial data presentation. If you wish to state in your footnote that this measure is also utilized in connection with certain performance-based bonus plans, you may disclose this fact as well. You may also include, in your footnote, a cross-reference to the page upon which your Adjusted EBITDA is presented. However, please

confine your numerical presentation of the measure to your MD&A presentation in filed documents for the reasons set forth in Item 10(e) of Regulation S-K.

6. With regard to the inclusion of "Adjusted EBITDA" in your earnings press releases, please note that when non-GAAP financial measures are "furnished" under Item 2.02 of the Instructions to the Form 8-K, your presentation is subject only to the requirements of Regulation G. The restrictions of Item 10(e) of Regulation S-K, referenced above, do not apply. Therefore, it appears that you are not precluded from including this measure within your furnished documents.

Apollo Controls Us, page 23

7. We note your response to our prior comment 27. Please explain why you have not instituted any formal plans to address conflicts of interest.

Management, page 88

2007 Executive Compensation Components, page 93

8. We note your response to prior comment no. 41 and the revisions to the disclosure. Please confirm that you do not review comparable salary data in determining executive compensation.

9. We note your response to our prior comment 42. Please explain how the Total Recordable Incident Rate is calculated.

Consolidated Statements of Operations, page F-4

10. Refer to your responses to prior comments 45 and 46. We note that you will provide the disclosures required under SAB Topic 1-B-3 upon finalization of the terms of the offering. We may have further comments upon review of these disclosures.

Note 8. Debt, page F-17

11. Reference is made to your response to previous comment 49. When unpaid interest has been legally converted to a note payable, in substance these PIK notes are simply an obligation for unpaid interest. Upon payment, the cash outflow should be reflected as an operating cash flow, similar to any other interest, as required by paragraph 23d of SFAS 95. Your attention is also invited to Question 22 of AICPA Technical Questions Section 1300 for guidance. Please clarify your response by confirming that the repayment of any PIK interest that is converted to a note payable will be considered an operating activity in the statement of cash flows in accordance with SFAS 95.

Form 10-K – Flag Intermediate Holdings Corporation/Metals USA Inc.

MD&A – Contractual Obligations, page 48

12. Please revise your disclosure in any amendments or future filings to include the reasons you provided to us for not including interest payments in the table of contractual obligations, such as the difficulty in making an accurate estimate and your conclusion that the interest component would not be material.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Shifflett at (202) 551-3381 or Margery E. Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3313 with any other questions.

Regards,

Susan Block
Attorney-Advisor

cc: Andrew J. Nussbaum, Esq.
        Wachtell, Lipton, Rosen & Katz LLP
        via facsimile: (212) 403-2000